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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*




                             Checkfree Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Shares, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  162812 10 1
                        ---------------------------------
                                 (CUSIP Number)



   Jay N. Whipple III, Security APL, Inc., 135 S. LaSalle Street, Suite 1242,
                               Chicago, IL 60603
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                  May 9, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Exhibit Index on Page 6



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                                  SCHEDULE 13D


CUSIP No. 162812 10 1                                         Page 2 of 5 Pages
- ---------------------                                         -----------------


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jay N. Whipple III
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (See Item 3)
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /


- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
- --------------------------------------------------------------------------------
NUMBER OF        7       SOLE VOTING POWER

  SHARES                 2,237,215
              ------------------------------------------------------------------
BENEFICIALLY     8       SHARED VOTING POWER

 OWNED BY
              ------------------------------------------------------------------
   EACH          9       SOLE DISPOSITIVE POWER

 REPORTING               2,237,215
              ------------------------------------------------------------------
  PERSON         10      SHARED DISPOSITIVE POWER

  WITH
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,237,215
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.42%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, $.01 par value (the "Common Stock"), of Checkfree Corporation (the "Issuer"). The Issuer's principal executive offices are located at 8275 North High Street, Columbus, Ohio 43235.

ITEM 2. IDENTITY AND BACKGROUND

     (a), (b), (c) and (f): This statement is being filed by Jay N. Whipple III with respect to shares of the Common Stock of the Issuer beneficially owned by Mr. Whipple.

     Mr. Whipple is a citizen of the United States. His business address is 135
S. LaSalle Street, Suite 1242, Chicago, Illinois 60603. Mr. Whipple is the president of Security APL, Inc., a vendor of portfolio management and software services for institutional investment managers. Security APL, Inc. is located at 135 S. LaSalle Street, Suite 1242, Chicago, Illinois 60603.

     (d) and (e): During the last five years, Mr. Whipple has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

     In connection with the below-described Merger and the sale of the outstanding common stock of Bow Tie Systems, Inc., Mr. Whipple received 2,237,215 shares of the Issuer's Common Stock in exchange for his ownership of approximately 79.305% of the common stock of Security APL, Inc. and approximately 73% of the common stock of Bow Tie Systems, Inc. Mr. Whipple's ownership of Security APL, Inc. common stock and Bow Tie Systems, Inc. common stock served as the source of consideration in acquiring 2,237,215 shares of the Issuer's Common Stock.

ITEM 4. PURPOSE OF THE TRANSACTION

     On March 21, 1996, Security APL, Inc. entered into an Agreement and Plan of Merger, as amended, with the Issuer and a wholly-owned subsidiary of the Issuer, pursuant to which the subsidiary of the Issuer merged with and into Security APL, Inc. (the "Merger") and Security APL, Inc. became a wholly-owned subsidiary of the Issuer. On May 9, 1996, certain shareholders of Security APL, Inc., who collectively owned 100% of the common stock of Bow Tie Systems, Inc., entered into a Stock Purchase Agreement (the "Purchase Agreement") with the Issuer whereby the Issuer purchased the common stock of Bow Tie Systems Inc. in exchange for shares of the Issuer's Common Stock. As a result of the Merger and the Purchase Agreement, which were effectuated on May 9, 1996, Mr. Whipple received 2,237,215 shares of the Issuer's Common Stock. A copy of the Agreement and Plan of Merger was previously filed with the Securities and Exchange Commission as Exhibit 2 to the Issuer's Form 8-K dated as of March 21, 1996 and is incorporated by reference herein. A copy of the Amendment to the Agreement and Plan of Merger was previously filed with the Securities and Exchange Commission as Exhibit 2(c) to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b): Set forth in the table below are the number and percentage of Common Stock beneficially owned, as well as the nature of ownership, for each Reporting Person as of the date hereof:


                                                                                Number of Shares
                   Number of Shares     Number of Shares     Number of Shares     Beneficially                         Percentage of
                  Beneficially Owned   Beneficially Owned   Beneficially Owned     Owned with       Aggregate Number      Shares
                       With Sole       With Shared Voting        with Sole           Shared             of Shares      Beneficially
        Name         Voting Power            Power           Dispositive Power  Dispositive Power  Beneficially Owned      Owned
        ----         ------------            -----           -----------------  -----------------  ------------------      -----
Jay N. Whipple III    2,237,215                                 2,237,215                              2,237,215           5.42%

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        (c): None other than the Common Stock acquired in the Merger.

        (d): Not applicable.

        (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with the Merger, Mr. Whipple entered into a Registration Rights Agreement with the Issuer. The Registration Rights Agreement provides that Mr. Whipple will receive three demand registration rights, the first being exercisable after September 1, 1996. The subsequent demand registration rights will be available no earlier than 180 days after the effectiveness of a previous registration period. In addition to the Registration Rights Agreement, Mr. Whipple executed a Lock-Up Agreement restricting him from disposing of his shares of the Issuer's Common Stock until the earlier of (i) the date the Issuer has filed with the Securities and Exchange Commission financial results of operations covering at least 30 days of post-merger operations of the Issuer and Security APL, Inc. or (ii) the date Mr. Whipple ceases to be an affiliate of the Issuer. A copy of the Registration Rights Agreement was previously filed with the Securities and Exchange Commission as an exhibit to the Agreement and Plan of Merger among Checkfree Corporation, ISC Acquisition Corporation and Security APL, Inc.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit Number             Description
        --------------             -----------
        1                          Agreement and Plan of Merger among Checkfree Corporation,
                                   ISC Acquisition Corporation and Security APL, Inc.
                                   (reference is made to Exhibit 2, Current Report on Form 8-K dated March 21, 1996 and filed with the Securities and
                                   Exchange Commission and is hereby incorporated by
                                   reference.)

        2                          Amendment to the Agreement and Plan of Merger among
                                   Checkfree Corporation, ISC Acquisition Corporation and
                                   Security APL, Inc. (reference is made to Exhibit 2(c),
                                   Quarterly Report on Form 10-Q for the quarter ended March
                                   31, 1996 and filed with the Securities and Exchange
                                   Commission and is hereby incorporated by reference.)









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                                   SIGNATURES


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 17, 1996                JAY N. WHIPPLE III


                                    By:  /s/ Jay N. Whipple III
                                        __________________________________